UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Independence Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45378A 106

(CUSIP Number)

James J. Sebra

Chief Financial Officer and Treasurer

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 243-9000

with a copy to:

Anders Laren

Senior Managing Director

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45378A 106

1.	Names of reporting persons RAIT Financial Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 7,269,719
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 7,269,719
11.	Aggregate amount beneficially owned by each reporting person 7,269,719
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.9%
14.	Type of reporting person (see instructions) HC/OO

CUSIP No. 45378A 106

1.	Names of reporting persons RAIT NTR Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 2,060,719
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 2,060,719
11.	Aggregate amount beneficially owned by each reporting person 2,060,719
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Taberna IR Holdings Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 97,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 97,500
11.	Aggregate amount beneficially owned by each reporting person 97,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.3%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Belle Creek Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 352,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 352,500
11.	Aggregate amount beneficially owned by each reporting person 352,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Crestmont Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 675,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 675,000
11.	Aggregate amount beneficially owned by each reporting person 675,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Copper Mill Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 736,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 736,500
11.	Aggregate amount beneficially owned by each reporting person 736,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Heritage Trace Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 550,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 550,000
11.	Aggregate amount beneficially owned by each reporting person 550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Tresa at Arrowhead Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 917,500
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 917,500
11.	Aggregate amount beneficially owned by each reporting person 917,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.8%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Centrepoint Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 1,190,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 1,190,000
11.	Aggregate amount beneficially owned by each reporting person 1,190,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 45378A 106

1.	Names of reporting persons Cumberland Member, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power -0-
	8.	Shared voting power 690,000
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 690,000
11.	Aggregate amount beneficially owned by each reporting person 690,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 2.1%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D filed on August 26, 2013, as amended by Amendment No. 1, filed on February 7, 2014, Amendment No. 2, filed on July 23, 2014 and Amendment No. 3, filed on December 10, 2014 (collectively, the “Original Schedule 13D”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of Independence Realty Trust, Inc., a Maryland corporation (“IRT”). The address of the principal executive offices of IRT is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104. This Amendment No. 4 is being filed solely to amend the facing pages, Item 1, Item 2, Item 4, Item 5, Item 6 and Item 7, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background

Annex I of the Original Schedule 13D is amended and restated in the manner attached as Annex I to this Amendment No. 4.

Item 2 of the Original Schedule 13D is hereby amended by replacing paragraphs 2, 3 and 4 with the following:

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and principal business of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of RAIT. The information set forth in Annex I hereto is incorporated herein by this reference.

During the last five years, neither RAIT nor any Subsidiary has been, and, to the best of the knowledge of RAIT and the Subsidiaries, no person listed in Annex I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither RAIT nor any Subsidiary has been and, to the best of the knowledge of RAIT and the Subsidiaries, no person listed in Annex I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 11, 2015, IRT, Independence Realty Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and wholly-owned subsidiary of IRT (“IRT LP LLC”), and Adventure Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of IRT OP (“OP Merger Sub” and, collectively with IRT, IRT OP and IRT LP LLC, the “IRT Buyer Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Trade Street Residential, Inc., a Maryland corporation (“TSRE”), and Trade Street Operating Partnership, L.P. (the “Operating Partnership”).

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, (i) OP Merger Sub will be merged with and into the Operating Partnership (the “Partnership Merger”) at the effective time of the Partnership Merger, whereupon the separate existence of the OP Merger Sub will cease and the Operating Partnership will be the surviving entity and wholly-owned subsidiary of IRT OP and (ii) TSRE will be merged with and into IRT LP LLC (the “Company Merger” and, collectively with the Partnership Merger, the “Merger”) at the effective time of the Company Merger (the “Company Merger Effective Time”), whereupon the separate existence of TSRE will cease and IRT LP LLC will be the surviving entity and a wholly-owned subsidiary of IRT.

At the Company Merger Effective Time, each share of common stock of TSRE, par value $0.01 per share, issued and outstanding immediately prior to the Company Merger Effective Time will be converted automatically into the right to receive, subject to certain adjustments, the following consideration: (i) an amount in cash equal to $3.80 (provided that IRT may elect, prior to the closing of the Merger to increase the per share cash amount up to $4.56) (such cash amount, the “Per Share Cash Amount”); and (ii) a number of shares of Common Stock equal to the quotient determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000.

The description of the Merger Agreement and the Merger contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit F hereto and incorporated herein by reference.

As an inducement to TSRE’s willingness to enter into the Merger Agreement, RAIT, as beneficial owner of an aggregate of 7,269,719 shares of Common Stock, entered into a voting agreement, dated as of May 11, 2015, with TSRE (the “Voting Agreement”) pursuant to which RAIT agreed (among other things) until the Expiration Date (as defined below) and at every meeting of the stockholders of IRT called with respect to the following matters to (including via proxy), (i) appear at such stockholders’ meeting or otherwise cause its shares of Common Stock , including any shares of Common Stock that it acquires after May 11, 2015 (collectively, the “Subject Shares”) to be counted as present thereat for purposes of calculating a quorum and (ii) vote, or cause to be voted, the Subject Shares: (a) in favor of the issuance of Common Stock in connection with the Merger, (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (c) in favor of any proposal to adjourn a stockholders’ meeting to solicit additional proxies in favor of the approval of the issuance of Common Stock in connection with the Merger, and (d) against (I) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger not being fulfilled, and (II) any action which would reasonably be expected to materially impede, interfere with, materially delay, materially postpone or adversely affect consummation of the transactions contemplated by the Merger Agreement, in each case to the extent that the stockholders of IRT are entitled to consider and vote on such matters(s) at a stockholders’ meeting. RAIT is not required to vote its Subject Shares as described above if (i) the board of directors of IRT changes its recommendation to its stockholders to approve the Merger prior to obtaining such approval or (ii) the Merger Agreement is amended or proposed to be amended in any manner that is materially adverse to RAIT (an “Adverse Amendment”).

In addition, RAIT has agreed, subject to certain exceptions, to refrain from (i) transferring or otherwise disposing of any Subject Shares, (ii) depositing any Subject Shares into a voting trust or entering into a voting agreement or arrangement with respect to such Subject Shares or granting any proxy (except as otherwise provided in the Voting Agreement) or powers of attorney with respect thereto or (iii) committing or agreeing to take any of the foregoing actions. TSRE, and such designees as it may name, was appointed as RAIT’s true and lawful attorney-in-fact and irrevocable proxy to vote such Subject Shares for the limited purposes set forth above.

The Voting Agreement will terminate (the “Expiration Date”) on the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) such date and time as the Merger Agreement shall be terminated in accordance with the terms thereof, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is an Adverse Amendment, or (iv) the End Date (as such term is defined in the Merger Agreement).

The description of the Voting Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit G hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) RAIT and the Subsidiaries beneficially own 7,269,719 shares of Common Stock, representing approximately 21.9% of the outstanding shares of Common Stock (based on 33,150,734 shares of Common Stock, the number of shares of Common Stock outstanding as of May 8, 2015 (which includes 1,282,449 shares reserved for issuance upon the exchange of units in IRT OP), as represented by IRT in the Merger Agreement). The shares of Common Stock and percentage of outstanding Common Stock beneficially owned by RAIT and each of the Subsidiaries are set forth in Items 11 and 13 of the cover pages of this Amendment No. 4, which items are hereby incorporated herein by reference. Each direct holder expressly disclaims beneficial ownership of all shares held by other direct holders.

(c) The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference. Other than the Voting Agreement, there have been no transactions in the Common Stock during the sixty days prior to the date of this Amendment No. 4 by RAIT, the Subsidiaries or any person named on Annex 1.

(d) TSRE does not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by RAIT and the Subsidiaries and reported by this statement, and RAIT and the Subsidiaries have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by RAIT and the Subsidiaries and reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The information in Item 4 with respect to the Voting Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by including the following at the end thereof:

Exhibit F:	Agreement and Plan of Merger, dated May 11, 2015, by and among Independence Realty Trust, Inc., a Maryland corporation, Independence Realty Operating Partnership, L.P., a Delaware limited partnership, IRT Limited Partner, LLC, a Delaware limited liability company, Adventure Merger Sub LLC, a Delaware limited liability company, Trade Street Residential, Inc., a Maryland corporation and Trade Street Operating Partnership, L.P.[1]

Exhibit G:	Voting Agreement, dated as of May 11, 2015, by and between Trade Street Residential, Inc., a Maryland corporation, and RAIT Financial Trust, a Maryland real estate investment trust.[2]

[1]	Incorporated by reference to Exhibit 2.1 to IRT’s Current Report on Form 8-K filed with the SEC on May 12, 2015.
[2]	Incorporated by reference to Exhibit 10.5 to IRT’s Current Report on Form 8-K filed with the SEC on May 12, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2015	RAIT Financial Trust

	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

ANNEX I

Executive Officers and Trustees of RAIT Financial Trust

Each trustee and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)

Scott F. Schaeffer	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Executive Officer and Chairman of the Board of Trustees	Not applicable

James J. Sebra	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Financial Officer & Treasurer	Not applicable

Scott L. N. Davidson	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	President	Not applicable

John J. Reyle	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Senior Managing Director & Chief Legal Officer	Not applicable

Andrew M. Batinovich	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President and Chief Executive Officer, Glenborough, LLC

Edward S. Brown	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President, Edward S. Brown Group

Frank A. Farnesi	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Retired

S. Kristin Kim	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Founder, Sansori

Jon C. Sarkisian	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Executive Vice President, CRBE Group, Inc.

Andrew M. Silberstein	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Partner, Almanac Realty Investors, LLC

Murray Stempel III	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Director, Royal Bancshares of Pennsylvania, Inc.